EXHIBIT 99.1

NOMAD ROYALTY COMPANY ANNOUNCES $95 MILLION GOLD STREAM WITH ORION MINE FINANCE ON THE GREENSTONE GOLD PROJECT IN ONTARIO AND LIFE-OF-MINE ESG COMMITMENT

This news release constitutes a "designated news release" for the purposes of Nomad’s prospectus supplement dated June 22, 2021, to its short form base shelf prospectus dated September 30, 2020

Montreal, Québec – October 29, 2021

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX : NSR, NYSE: NSR) is pleased to announce that it has entered into a gold purchase agreement (“Gold Stream”) with a subsidiary of Orion Mine Finance (“Orion” or "Seller") with respect to its 40% interest in the Greenstone Gold Mines LP (“GGM”), which is the owner and operator of the Greenstone Gold Project located in Ontario, Canada (the “Greenstone Project”). Nomad will make up-front cash payments totalling $95 million for 5.938% of gold production attributed to Orion’s 40% interest in GGM until 120,333 ounces have been delivered, and 3.958% thereafter. As part of the Gold Stream, Nomad has made a long-term commitment to funding mine-level environmental, social and governance (“ESG”) programs by agreeing to make payments to GGM equal to $30 per ounce of gold delivered to Nomad. For further clarity, the Gold Stream does not encumber Equinox Gold Corp’s 60% interest in GGM or the Greenstone Project. All figures quoted herein are in United States dollars unless otherwise indicated.

“The addition of the Greenstone Gold Stream strengthens our portfolio and adds near-term production from a fully permitted project located in Ontario, a premier mining jurisdiction,” commented Vincent Metcalfe, Nomad’s CEO. “This transaction is consistent with Nomad’s strategy of building a cash flow focused precious metals royalty and stream portfolio.”

“We are very pleased to partner with Orion on its portion of the Greenstone Project. Through the Gold Stream, Nomad is excited and proud to make a life-of-mine financial commitment to support GGM’s environment and community-based programs,” further commented Joseph de la Plante, Nomad’s CIO.

TRANSACTION HIGHLIGHTS (Shown on a 100% basis, of which Orion owns 40%)

•	Highlights Nomad’s expertise and ability to execute high-quality streaming transactions
•	Demonstrates Nomad’s commitment to supporting ESG initiatives through a life-of-mine financial commitment to GGM to support mine-level environment and community-based programs
•	Adds a Tier 1 gold stream on a top-tier mine to Nomad’s portfolio

o	One of Canada’s largest gold mines with 5.54 million ounces in proven and probable mineral reserves grading 1.27 grams per tonne gold[1]
o	Conventional large-scale open-pit operation[1]
o	Ontario, Canada is one of the world’s best mining jurisdictions
o	5.05 million ounces life-of-mine gold1 on at average all-in-sustaining costs of $618 per ounce[2]

■	More than 400,000 ounces average annual gold production for the first five years[1]
■	More than 360,000 ounces average annual gold production over the life of mine[1]

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1 Sources: Press release of Equinox Gold Corp. dated October 27, 2021, a copy of which is available on Equinox Gold Corp’s profile on SEDAR at www.sedar.com.

2 Sources : Management’s discussion and analysis of Equinox Gold Corp. for the three and six months ended June 30, 2021, a copy of which is available on Equinox Gold Corp’s profile on SEDAR at www.sedar.com.

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•	Furthers Nomad’s strategy of investing in near-term production
	o	Project is fully permitted and full-scale construction is underway[1]
	o	First gold pour targeted for H1 2024[1]
•	Significant underground and near-mine exploration upside potential[1]

TERMS OF THE AGREEMENT

•	Advance Deposit: Nomad to fund an advance deposit of $95 million to Orion, of which $13.3 million is expected to be advanced in Q4 2021 (the “First Deposit”) and $81.7 million is expected to be advanced no later than June 30, 2023 (the “Second Deposit”). Funding of the First Deposit is conditional upon, among other things, (i) Orion and the other partners of GGM entering into a second amended and restated limited partnership agreement of GGM on or before November 30, 2021; (ii) Orion entering into a senior credit facility on or before November 30, 2021; (iii) a formal construction decision has been made with respect to the Greenstone Project; and (iv) the first drawdown by Orion under it senior credit facility. Funding of the Second Deposit by Nomad shall be conditional upon, among other things, a second drawdown by Orion under its senior credit facility
•	Gold Stream: Under the Gold Stream, Nomad will be entitled to delivery of 5.938% of gold production attributed to Orion’s 40% interest until 120,333 ounces of gold have been delivered, and 3.958% thereafter
•	Cash Payment: Nomad will pay the Seller an ongoing payment, at the time of each delivery, equal to 20% of the spot gold price for each ounce of refined gold delivered under the Gold Stream
•	ESG Financial Commitment: Life-of-mine financial commitment to make ongoing cash payments to GGM equal to $30 per ounce of gold delivered under the Gold Stream to support ESG programs implemented by GGM at the Greenstone Project
•	Exploration Upside: The Gold Stream on Orion’s 40% interest applies to all mining claims, mining leases and other similar mining rights currently comprising the Greenstone Project, including the Hardrock, Brookbank, Key Lake and Kailey deposits and will also apply to potential future upside at the existing orebodies and prospective targets that may be acquired in the future within the Gold Stream area of interest

ESG

Nomad is dedicated to promoting responsible mining practices and supporting the communities where we live and operate. By joining the United Nations Global Compact on December 15, 2020, Nomad committed to voluntarily aligning its operations and strategy with the ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. Nomad strives to be a leader in ESG by investing in both direct and indirect sustainable development initiatives, aligned with the Sustainable Development Goals important to our business. As such Nomad plans to focus on Quality Education; Gender Equality; Clean Water and Sanitation; and Climate Action.

The life-of-mine financial commitment by Nomad to make cash payments to GGM equal to $30 per ounce of gold delivered under the Gold Stream to support ESG programs implemented by GGM at the Greenstone Project further demonstrates our commitment to corporate sustainability. The future environment and community-based programs will directly benefit and impact all Greenstone Project stakeholders.

The Stream Agreement may be terminated prior to the closing of the First Deposit (i) by mutual consent of Nomad and Orion, (ii) by either Nomad or Orion if the First Deposit does not close by December 31, 2021 and (iii) by either Nomad or Orion if the amended and restated limited partnership agreement or the Orion senior credit facility is not entered into by November 30, 2021.

A formal construction decision has not been made by the partners of GGM and is subject to receiving consent of Equinox Gold Corp’s lenders and the closing of financing by Orion, both of which are expected within the next several weeks.

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Related Party Transaction

Affiliates of Orion beneficially own or control approximately 70% of the outstanding common shares of Nomad and, as such, Orion is considered a “related party” and an “insider” of Nomad for the purposes of applicable securities laws and stock exchange rules. The Gold Stream transaction may be considered a “related party transaction” between Nomad, Orion and their respective affiliates for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Nomad is relying on exemptions from the formal valuation and minority approval requirements otherwise mandated by MI 61-101, since at the time the Gold Stream transaction was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Gold Stream transaction, insofar as it involves interested parties, exceeded 25 per cent of Nomad’s market capitalization.

ABOUT GREENSTONE GOLD MINES

The Greenstone Project is a 60/40 partnership between Equinox Gold Corp. and Orion Mine Finance for the joint ownership and development of the Greenstone Project, including the Kenogamisis, Brookbank and Viper Properties.

GGM is advancing plans to construct and operate an open-pit gold mine, processing plant and ancillary facilities, collectively known as the Greenstone Gold project. The property is located approximately 275 kilometers northeast of the city of Thunder Bay, Ontario and approximately four kilometers south of the town of Geraldton, Ontario.

GGM proposes to mine the Hardrock deposit as a 27,000 tonnes-per-day open-pit mine with an initial mine life of 14 years1.

QUALIFIED PERSON

Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad is the “Qualified Person” as defined in NI 43-101 who has reviewed and approved the technical content of this news release.

CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 15 royalty and stream assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montreal, Québec H3B 0G4	nomadroyalty.com

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Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the satisfaction of all conditions precedent for funding the First Deposit and Second Deposit under the Gold Stream and the realization of the anticipated benefits of this transaction. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, the impossibility to proceed with the closing of the First Deposit and/or Second Deposit, fluctuations in the prices of the primary commodities that drive royalty and stream revenue, Nomad’s royalty and stream interests, access to skilled consultants, results of mining operations, exploration and development activities for properties with respect to which Nomad holds a royalty or stream, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations, market prices, continued availability of capital and financing, general economic, market and business conditions, risks relating to the Gold Stream and its completion; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward-looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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